UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 333-118591

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Employee Savings Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) as of September 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of September 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
February 3, 2006

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	September 30,	
	2005	2004
Assets		
Assets in Trust:		
Cash, pending investment	$ 3,861,141	252,522
Emerson Electric Co. common stock	338,429,978	295,795,746
Mutual funds	418,817,079	248,861,979
Separately managed accounts	41,328,714	25,617,833
Participant loans	25,690,318	20,601,616
Interest in Master Trust (Note 7)	734,973,206	660,022,944
Total investments	1,563,100,436	1,251,152,640
Receivables:		
Employer contributions, net of forfeitures of $74,530 and $79,559 in 2005 and 2004, respectively	509,756	229,770
Participant contributions	2,011,919	916,747
Total receivables	2,521,675	1,146,517
Total assets	1,565,622,111	1,252,299,157
Liabilities		
Other payables	-	-
Net assets available for benefits	$ 1,565,622,111	1,252,299,157

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended September 30,	
	2005	2004
Master Trust investment appreciation (Note 7)	$ 52,887,498	40,842,137
Emerson Electric Co. common stock realized gains	13,773,913	10,891,070
Other investment realized gains	12,363,619	8,227,168
Unrealized appreciation	73,372,530	44,978,953
Dividends	14,626,089	11,023,948
Transfers from other plans	111,841,605	224,220,813
Participant contributions	85,848,972	67,387,601
Rollover contributions	18,726,819	17,515,955
Employer contributions, net of forfeitures of $310,235 and $686,307 in 2005 and 2004, respectively	24,147,177	17,811,913
Benefits paid to participants	(94,265,268)	(77,463,023)
Net increase	313,322,954	365,436,535
Net assets available for benefits:		
Beginning of year	1,252,299,157	886,862,622
End of year	$ 1,565,622,111	1,252,299,157

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Notes to Financial Statements

(1) DESCRIPTION OF PLAN

The following description of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a division or subsidiary of Emerson Electric Co. (the Company) which has been designated by the Company to have its employees participate in the Plan is eligible to participate. An eligible employee may elect to participate on the first day of full employment with the Company. At September 30, 2005, there were 25,379 employees participating in the Plan.

Contributions

Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan. Contributions may be made on either a pre-tax or an after-tax basis, as the participant may elect. Contributions are subject to certain limitations.

Eligible participants may receive matching contributions equal to a percentage of a portion of each participant's contribution. Matching contributions are reduced by unvested benefits forfeited by terminated employees.

Participant Accounts

The Plan maintains a separate account for each participant to record such participant's interest in each of the Plan's investments attributable to participant and matching contributions made by the Company and earnings or losses thereon. Earnings and dividends attributable to investments held in participants' accounts are credited to the participants' accounts.

Vesting

Participant contributions and the earnings thereon are always 100% vested. Until the participant completes five years of service, matching contributions vest at the rate of 20% per year of service; thereafter, matching contributions are 100% vested. Matching contributions for participants at Computational Systems Inc. and Fusite become fully vested upon the completion of three years of service. Matching contributions for participants at Emerson Network Power, North America are immediately 100% vested. All accounts become fully vested upon attainment of age 55, death, total and permanent disability or termination of the Plan.

Investment Options

Participants designate, in increments of 1%, the percentage of their total contribution to be invested in any of the Plan's investment funds.

The Emerson Stock Fund invests in the Company's common stock. The Stable Value Fund consists mainly of investment contracts or similar investments issued by insurance companies, banks and similar financial institutions. The Bond Index Fund and PIMCO Total Return Institutional Fund invest in a diversified portfolio of fixed income securities. The S&P 500 Index Fund, U.S. Large Cap Stock Fund, Fidelity Magellan Fund, Dodge & Cox Stock Fund, Putnam Equity Income Fund, Fidelity Blue Chip Growth Fund, Putnam Voyager Fund, Russell 2000 Index Fund, Hotchkiss & Wiley Mid Cap Value Fund, Putnam Vista Fund, Legg Mason Value Fund, Artisan Mid Cap Fund and International Stock Fund invest primarily in common stocks. The Fidelity Freedom Income Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and the Fidelity Freedom 2040 Fund invest primarily in stock, bond and money market mutual funds.

In 2004, the Plan replaced the U.S. Small Cap Fund, managed by the Capital Guardian Trust Company, with the Russell 2000 Index Fund, managed by The Northern Trust Company. The Plan replaced the PIMCO Total Return Administrative Fund with the PIMCO Total Return Institutional Fund. Also, on November 6, 2003, the portion of the International Stock Fund invested in the Putnam International Trust Fund was liquidated and invested in the Capital Guardian Non-U.S. Equity Fund.

On November 1, 2004, the balance of the Fidelity Low-Priced Stock Fund was transferred to the Hotchkiss and Wiley Mid Cap Value Fund.

All funds may invest in cash equivalents as temporary investments and to maintain liquidity. Participants may change their investment options at any time. Participants may (subject to certain restrictions on the Company's executive officers) transfer, in 1% increments, all or part of an existing account balance in a fund among the other investment funds to the extent permitted by the underlying investment contracts. Transfers may be made up to six times per quarter.

Participant Loans

Participants can borrow from the Plan at a rate of 1% over the prime rate published in the Wall Street Journal. Interest rates on loans outstanding at September 30, 2005, vary between 4.75% and 12.50%, depending on date of issue. The loans are secured by the balance in the participant's account. The term of the loans is generally between one and four years. Participants can borrow the lesser of 50% of the vested account balance or $50,000, reduced by the highest outstanding balance in the prior 12 months.

Benefit Payments

Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account may be distributed or, if the participant's vested account balance is at least $100, deferred until as late as age 70 ½, at which time required minimum distributions will begin.

A participant who is actively employed by the Company may withdraw all or a portion of his after-tax contributions, vested matching contributions that have been in the Plan at least two years and amounts transferred or rolled over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If a participant is at least age 59 ½, all contributions in the Plan can be withdrawn.

A participant who was actively employed could withdraw, subject to penalty as defined under the Plan, after-tax contributions which were matched and that had been in the Plan less than two years. A participant who made a withdrawal subject to penalty could not contribute to the Plan or receive matching contributions made on his behalf for a period of six months after the effective date of such a withdrawal. Participants could resume contributions after the expiration of the six-month period.

A participant who is actively employed may request, subject to approval, a withdrawal of all or a portion of his pre-tax contributions upon demonstration of substantial financial hardship.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis, except benefit payments which are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Operating Expenses

The Company has the option of paying all expenses or charging them to the Plan. The Company has paid all expenses incidental to the operation and management of the Plan for the periods presented, except brokerage commissions paid for the purchase and sale of the Company's common stock in the Emerson Common Stock Fund, investment management fees and expenses charged directly against the other investment funds.

Use of Estimates

Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3) TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 2001, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Additional Plan amendments have been made which were not covered by the tax determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(4) TRANSFERS TO OR FROM OTHER PLANS

During 2005, the following significant net asset transfers into the Plan occurred: $104,793,192 from the Liebert Corporation Profit Sharing Plan and $3,275,793 from the Clive Samuels and Associates 401K Savings Plan.

During 2004, the following significant net asset transfers into the Plan occurred: $75,375,818 from the Profit-Sharing and Voluntary Savings Plan for Employees of ASCO; $54,784,744 from the Daniel Industries Inc. Employees Profit Sharing and Savings Plan; $23,553,706 from the InterMetro Industries Corporation Savings Plan and $15,119,299 from the Astec America, Inc. Savings Plan.

In 2005 and 2004, certain participants transferred to or from other Company or third-party benefit plans. This occurs when an individual or a Company division or subsidiary transfers from one Company benefit plan to another, or when a Company division or subsidiary is divested.

(5) RELATED PARTIES

Certain Plan investments are shares of mutual funds and common collective trusts that are managed by Putnam Investments LLC and Putnam Fiduciary Trust Co. through September 30, 2005. Putnam Fiduciary Trust Co. was the trustee, as defined by the Plan, through December 31, 2004. Additionally, Plan investment options include shares of Emerson Electric Co. common stock. Emerson Electric Co. is the plan sponsor as defined by the Plan. These transactions qualify as party-in-interest transactions and are allowable under ERISA regulations.

(6) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	September 30, 2005	September 30, 2004
Net assets available for benefits per the financial statements	$ 1,565,622,111	1,252,299,157
Amounts allocated to withdrawing participants	(1,704,495)	(774,951)
Net assets available for benefits per Form 5500	$ 1,563,917,616	1,251,524,206

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Years Ended September 30, 2005	Years Ended September 30, 2004
Benefits paid to participants per the financial statements	$ 94,265,268	77,463,023
Add amounts allocated to withdrawing participants at end of year	1,704,495	774,951
Less amounts allocated to withdrawing participants at beginning of year	(774,951)	(409,842)
Benefits paid to participants per the Form 5500	$ 95,194,812	77,828,132

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30, 2005 and 2004, respectively, but not paid as of that date.

(7) MASTER TRUST

Certain Plan investments are held in the Emerson Electric Co. Master Trust (Master Trust), which holds commingled investments of the Plan and certain other Company-sponsored defined contribution plans. The Master Trust holds the Plan's investments in the following funds: Stable Value Fund, S&P 500 Index Fund, Bond Index Fund, Russell 2000 Index Fund and U.S. Large Cap Stock Fund. The Plan's other investments are held in the Employee Savings Investment Plan Trust. Each participating plan's interest in the funds of the Master Trust is based upon participant account balances. At September 30, 2005 and 2004, the Plan's interest in the net assets of the Master Trust was approximately 74% and 77%, respectively. Investment income and expenses relating to the Master Trust are allocated to the Plan based upon balances invested in the Master Trust.

The Plan's investments in the Master Trust are stated at fair value except for the contracts with insurance companies, which are stated at contract value because they are fully benefit responsive. Contract value, which approximates fair value, represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses. The weighted average yield for contracts with insurance companies was approximately 5.0% and 5.4% in 2005 and 2004, respectively. The weighted average interest rate for contracts with insurance companies was 4.8% and 5.3% at September 30, 2005 and 2004, respectively. The fair value of the common stock and mutual funds is based on quoted market prices. The cost of investments held under the Plan is determined using the average cost method of accounting.

The following table presents the fair values of investments in the Master Trust:

	September 30, 2005	September 30, 2004
Investments at fair value:		
Interest-bearing cash	$ 56,711,258	42,432,989
Contracts with insurance companies	379,579,584	302,602,187
Common/commingled trust funds	554,019,373	514,202,493
	$ 990,310,215	859,237,669
Plan's share of investments in the Master Trust	$ 734,973,206	660,022,944

Investment income of the Master Trust is as follows:

	Years Ended September 30, 2005	Years Ended September 30, 2004
Investment income:		
Net appreciation of common/commingled trust funds	$ 44,731,851	32,218,940
Interest	23,472,456	19,025,712
	$ 68,204,307	51,244,652
Plan's share of investment income of the Master Trust	$ 52,887,498	40,842,137

(8) INVESTMENTS

As of September 30, 2005 and 2004, the following investments, in addition to the Plan's interest in the Master Trust, were in excess of 5% of net assets available for benefits:

	2005	2004
Investments:		
Emerson Common Stock Fund	$ 338,429,978	295,795,746
Hotchkiss & Wiley Mid Cap Value Fund	$ 83,879,322	6,625,839

(9) NONPARTICIPANT-DIRECTED INVESTMENTS

A portion of the Company matching contributions is invested in the Emerson Common Stock Fund (the Fund) and prior to October 1, 2004, could not be transferred until the participant was fully vested. Participants were restricted from transferring $8,113,147 of the Fund balance at September 30, 2004. Participants could transfer the remaining $287,682,599 of the Fund's balance at September 30, 2004, to another investment fund subject to the quarterly transfers limitation. Effective October 1, 2004, the Plan was amended to allow participants to transfer Company matching contributions to another fund prior to vesting.

Information about net assets and changes in net assets relating to the Fund is as follows:

	September 30,	
	2005	2004
Net assets:		
Emerson Electric Co. common stock	$ 339,102,494	295,984,135

	Years Ended September 30,	
	2005	2004
Changes in net assets:		
Emerson Electric Co. common stock realized gain	$ 13,773,913	10,891,070
Unrealized appreciation	35,098,684	33,453,158
Dividend	7,828,689	7,543,428
Transfers from other funds	(37,651,137)	(19,218,057)
Loan repayments	2,390,550	2,260,893
Transfers from other plans	10,487,720	2,663,565
Participant contributions	9,871,531	9,577,629
Rollover contributions	520,325	299,843
Employer contributions, net of forfeitures of $235,215 and $439,809 in 2005 and 2004, respectively	19,294,697	17,155,051
Benefits paid to participants	(18,496,613)	(18,259,013)
	$ 43,118,359	46,367,567

(10) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(11) PUTNAM

In June 2004, it was announced that Putnam's recordkeeping business would be combined with the recordkeeping business of Mercer Consulting, as Mercer HR Services. Both Putnam and Mercer are owned by Marsh & McLennan Companies ("MMC").

In 2003, regulators filed civil charges against Putnam for failing to stop several Putnam employees from "market-timing" in their own accounts. Putnam has since settled certain of those regulatory matters with both the SEC and Massachusetts regulators, including the payment of nearly $200 million in penalties and restitution and the adoption of a number of remedial compliance actions. The allegations underlying those actions and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits and other regulatory actions. Putnam is also subject to various other regulatory investigations and civil suits relating to, among other things, brokerage allocations practices, reimbursement arrangements and allegations that management and distribution fees paid by certain Putnam funds were excessive.

In 2004, New York regulators commenced an investigation into MMC's insurance brokerage operations involving certain broker compensation arrangements and compensation under placement or market service agreements which led to claims including "bid-rigging" and fraudulent business practices. In 2005, a settlement agreement relating to these claims was entered into involving various business reforms and a fund for policyholder clients of $850 million. Numerous lawsuits have been commenced against MMC or one or more of its subsidiaries relating to these and other matters, including several putative class actions, an action by the State of Connecticut, shareholder derivative suits and criminal actions involving former MMC employees.

Although it is not possible to determine the outcome of these matters, the Plan sponsor does not believe the resolution of these matters will have a material impact on the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administration committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

by: Richard J. Schlueter

Richard J. Schlueter, on behalf of the
Management Review Committee

Date: February 3, 2006

Exhibit 1

EMERSON EMPLOYEE SAVINGS INVESTMENT PLAN

Schedule H, line 4i -- Schedule of Assets (Held At End of Year)
September 30, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity date	(d) Cost *	(e) Current value
**	Emerson Stock Fund	Employer securities - common shares	$261,704,972	$338,429,978
***	Emerson Electric Co. Master Trust	Interest in a master trust		734,973,206
	International Stock Fund	Separately managed fund		41,328,714
	Loan Fund	Participant loans - interest rates 4.75% to 12.5%		25,690,318
***	Pending Account	Noninterest-bearing cash		3,861,141
	Artisan Mid Cap Fund	Mutual fund		17,102,032
	Dodge & Cox Stock Fund	Mutual fund		63,264,910
	Fidelity Blue Chip Growth Fund	Mutual fund		26,818,105
	Fidelity Freedom 2010 Fund	Mutual fund		13,911,424
	Fidelity Freedom 2020 Fund	Mutual fund		22,898,750
	Fidelity Freedom 2030 Fund	Mutual fund		15,408,682
	Fidelity Freedom 2040 Fund	Mutual fund		5,699,290
	Fidelity Freedom Income Fund	Mutual fund		2,971,818
	Fidelity Magellan Fund	Mutual fund		26,582,174
	Hotchkiss & Wiley Mid Cap Value Fund	Mutual fund		83,879,322
	Legg Mason Value Fund	Mutual fund		12,145,030
	PIMCO Total Return Institutional Fund	Mutual fund		32,479,457
***	Putnam Equity Income Fund	Mutual fund		21,897,495
***	Putnam Vista Fund	Mutual fund		63,619,923
***	Putnam Voyager Fund	Mutual fund		10,138,667
	Total Investments			$1,563,100,436

* Amounts are excluded in accordance with IRS form 5500 instructions Schedule H, line 4i, for all participant-directed assets.

** Emerson Electric Co. qualifies as a party-in-interest.

*** Plan investments are shares of mutual funds and other investments managed by parties related to the Putnam Fiduciary Trust Company, which qualifies as a party-in-interest.

See accompanying report of independent registered public accounting firm.

KPMG LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.:

We consent to incorporation by reference in Registration Statement No. 333-118591 on Form S-8 of Emerson Electric Co. of our report dated February 3, 2006 with respect to the statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule H, Line 4i – schedule of assets (held at end of year) as of September 30, 2005, which report appears in the September 30, 2005 annual report on Form 11-K of the Emerson Electric Co. Employee Savings Investment Plan.

KPMG LLP

St. Louis, Missouri
February 3, 2006